KE Holdings Inc.

Oriental Electronic Technology Building

No. 2 Chuangye Road, Haidian District

Beijing 1000086

People’s Republic of China

May 19, 2022

VIA EDGAR

Ms. Babette Cooper

Mr. Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KE Holdings Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 19, 2022
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 6, 2021
File No. 001-39436

Dear Ms. Cooper and Mr. Lee:

This letter sets forth the Company’s responses to the comments contained in the letter dated May 11, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 19, 2022 (the “2021 Form 20-F”) and Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 6, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

Item 3. Key Information, page 4

1.	We have considered your response to comment 7 and reissue parts of our previous comment. Please tell us and revise future filings to explain how the amounts within your table are reflected or can be cross-referenced to the condensed consolidating schedule and the consolidated financial statements.

KE Holdings Inc.

May 19, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise and include the following disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2019	2020	2021

	(RMB in thousands)
Loans from parent to Cayman, BVI, and Hong Kong subsidiaries (1)	15,719,863	38,818,154	4,581,814
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries (2)	3,226,094	538,439	300,000
Loans from Hong Kong subsidiaries to PRC subsidiaries (2)	9,798,625	5,619,185	9,332,778
Net amounts paid / (received) by subsidiaries to / (from) VIEs~~*~~ (3)	10,936,826	(1,664,566)	240,243
Transfer of intangible asset (advertising resources) from Parent to subsidiaries (4)	—	2,036,154	—

Notes:

(1)	Represents the “Investments in and loans to subsidiaries and VIEs” of the Parent as in the condensed consolidating schedule of cash flow data.

(2)	The items “Capital contributions from Hong Kong subsidiaries to PRC subsidiaries” and “Loans from Hong Kong subsidiaries to PRC subsidiaries” include the following:

•	Cash flows from Hong Kong subsidiaries (included in the “Other Subsidiaries” column) to Primary Beneficiary of VIEs which are included in “Proceeds and loans from Parent and other Group companies” of Primary Beneficiary of VIEs in the consolidating schedules; and

•	Cash flows from Hong Kong subsidiaries to other PRC subsidiaries, which represent cash flows between entities all within the “Other Subsidiaries” column and are thus eliminated in the presentation of the consolidating schedules.

KE Holdings Inc.

May 19, 2022

(3)	Represents the “Operating cash flow from the Group companies” of the VIEs plus “Proceeds and loans from Parent and other Group companies” of the VIEs in the condensed consolidating schedule of cash flow data. ~~*~~ The cash flows between the subsidiaries and the VIEs included the following:

•	Cash paid by the subsidiaries to the VIEs for financial platform and other financial related services provided by the VIEs;

•	Cash paid by the subsidiaries to the VIEs for referral and other services;

•	Cash paid by the VIEs to the subsidiaries for referral and professional services; and

•	Intercompany advances from subsidiaries to the VIEs, and repayment of such intercompany advances by the VIEs.

(4)	The “Transfer of intangible asset (advertising resources) from Parent to subsidiaries” is a non-cash transaction and the related disposal gain was recorded in the “Income from the Group companies” line of the Parent for the year ended December 31, 2020, and the unrealized profits originated from this transaction is eliminated and explained in Note 3 to the condensed consolidating schedule.”

*           *           *

Very truly yours,

/s/ Tao Xu
Tao Xu
Chief Financial Officer

cc:	Yongdong Peng, Chairman of the Board of Directors and Chief Executive Officer, KE Holdings Inc.
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP